10027172

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49208

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortune Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

388 E. Valley Blvd., Suite 208
(No. and Street)

Alhambra	CA	91801-5069
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yin Yi Chen — 626-281-6001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road	Los Angeles	CA	90027
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section

MAR 01 2010

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yin Yi Chen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fortune Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF CALIFORNIA COUNTY OF Los Angeles
Subscribed and sworn to (or affirmed) before me on this 23 day of Feb, 2010 by YINXI TOMMY CHEN proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
Jing Wen Tan
(Signature of Notary)

NR01
JING WEN TAN
COMM. #1827153
Notary Public - California
Los Angeles County
My Comm. Expires Dec. 16, 2012
NR01

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2009

FORTUNE SECURITIES, INC.

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Fortune Securities, Inc.
Alhambra, California

I have audited the accompanying statement of financial condition of Fortune Securities, Inc., and related statements of income, changes in financial condition, and changes in stockholders' equity as of December 31, 2009. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Fortune Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Fortune Securities, Inc. and the results of operations, changes in financial condition and stockholders' equity as of December 31, 2009, in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 24, 2010

FORTUNE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash		$ 0
Clearing broker deposit		25,000
Commissions receivable		10,809
Commissions receivable - non allowable		0
Furniture and equipment, at cost, net of accumulated depreciation of $84,587		1,389
Leasehold improvements, net of accumulated amortization of $71,617		3,626
Deposits		4,599
TOTAL ASSETS		$ 45,422

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Bank overdraft		$ 309
Accounts payable and accrued expenses		1,750
Commissions payable		10,050
TOTAL LIABILITIES		12,109
STOCKHOLDERS' EQUITY		
Common stock, $.00 par value, 10,000,000 shares authorized; 6,605,274 shares outstanding	$ 0	
Paid-in capital	490,000	
Retained earnings	(456,686)	33,314
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 45,422

See accompanying notes to financial statements

FORTUNE SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR YEAR ENDED DECEMBER 31, 2009

REVENUES	
Commissions	$ 424,851
Other income	25,479
Interest	14,719
TOTAL REVENUES	465,049
DIRECT COSTS	
Commission expense	342,611
Ticket clearance charges	22,626
Quotes & research	3,255
TOTAL DIRECT COSTS	368,492
GROSS PROFIT	96,557
OPERATING EXPENSES	
Advertising	2,597
Depreciation and amortization	23,691
Fees	2,556
Insurance	9,121
Legal expenses	15,177
Office expenses	776
Professional fees	31,344
Rent	62,698
Taxes and licenses	390
Telephone	4,524
Temporary help	11,300
Travel	28,354
All other expenses	11,552
TOTAL OPERATING EXPENSES	204,080
INCOME (LOSS) BEFORE TAX PROVISION	(107,523)
INCOME TAX PROVISION	800
NET INCOME (LOSS)	$ (108,323)

See accompanying notes to financial statements

FORTUNE SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR YEAR ENDED DECEMBER 31, 2009

	Common Stock Shares		Common Stock		Paid-In Capital		Retained Earnings (Deficit)		Total
Balance, December 31, 2008	6,605,274	$	0	$	398,000	$	(348,363)	$	49,637
Capital contributed					92,000				92,000
Net Income (Loss)							(108,323)		(108,323)
Balance, December 31, 2009	6,605,274	$	0	$	490,000	$	(456,686)	$	33,314

See accompanying notes to financial statements

FORTUNE SECURITIES, INC.

STATEMENT OF CHANGES IN FINANCIAL CONDITION

FOR YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities:	
Net loss	$ (108,323)
Depreciation	23,691
Changes in operating assets and liabilities:	
Bank overdraft	309
Commissions receivable	17,918
Accounts payable and accrued expenses	(7,990)
Commissions payable	(32,895)
Net cash used in operating activities	(107,290)
Cash Flows from Investing Activities:	
Addition of furniture and equipment	267
Cash flow for Investing Activities	267
Cash Flows from Financing Activities:	
Paid in capital	92,000
Total Cash Flows from Financing Activities	92,000
Net decrease in cash	(15,557)
Cash at beginning of year	15,557
Cash at December 31, 2009	$ 0
Supplemental Cash Flow Information	
Cash paid for interest	$ 0
Cash paid for income tax	$ 800

See accompanying notes to financial statements

FORTUNE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 - ORGANIZATION

Fortune Securities, Inc. (the Company) is a registered broker-dealer incorporated under the laws of the State of California maintaining its principal office in Alhambra, California. The Company operates pursuant to the (K) (2) (ii) exemptive provision of the SEC Rule 15c3-3 and does not hold customer funds or securities. The Company was incorporated in California on November 20, 1995 and became a member of the NASD on May 7, 1997. The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency ("FINRA").

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Furniture and equipment are stated at cost and are depreciated over estimated useful lives. Security transactions are recorded on the basis of settlement data.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. At December 31, 2009 the Company had complied with the requirement. The computation of net capital requirements pursuant to Rule 15c3-1 appears on page 10.

NOTE 4 - DEPOSIT - CLEARING ORGANIZATION

The Company has an agreement with a clearing broker which requires a minimum deposit of $25,000.

NOTE 5 - INCOME TAXES

The Company files its corporate income tax returns on the accrual basis. For federal income tax purposes, there are net operation losses (NOLs) of approximately $49,000, $3,000, $28,000 and $46,000, expiring in 2024, 2025, 2027 and 2028, respectively. The provision for income taxes for the year consists of the following:

Federal	$ 0
State	800
	$ 800

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company leases facilities in the County of Los Angeles under a short-term agreement. The annual rental commitment for the year ending December 31, 2009 is $62,698.

NOTE 7 - OFF BALANCE-SHEET RISK

The customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Off balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

NOTE 8 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FORTUNE SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL	
Total ownership equity from statement of financial condition	$ 33,314
Furniture and equipment, net of accumulated depreciation	(1,389)
Leasehold improvement, net of accumulated amortization	(3,626)
Deposits	(4,599)
NET CAPITAL	$ 23,700
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum net aggregate indebtedness -	
6.67% of net aggregate indebtedness	$ 808
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 18,700
Excess net capital at 1000% (net capital less 10% of	
	$ 22,489
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total liabilities	$ 12,109
Percentage of aggregate indebtedness to net capital	51.09%

RECONCILIATION

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$ 24,500
VARIANCE	
Accrued state taxes	(800)
Rounding	0
NET CAPITAL PER AUDIT	$ 23,700

See accompanying notes to financial statements

FORTUNE SECURITIES, INC.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2009

A computation of reserve requirement is not applicable to Fortune Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

FORTUNE SECURITIES, INC.
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2009

Information relating to possession or control requirements is not applicable to Fortune Securities, Inc as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

REPORT OF INDEPENDENT ACCOUNT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

Board of Directors
Fortune Securities, Inc
Alhambra, California

In planning and performing my audit of the financial statements and supplemental schedules of Fortune Securities, Inc. (the Company) for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Fortune Securities, Inc
Alhambra, California

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.
I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 24, 2010

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

PART III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e) (4)

Board of Directors
Fortune Securities, Inc
Alhambra, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Fortune Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC solely to assist you and the other specified parties in evaluating Fortune Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T).

Fortune Securities, Inc.'s management is responsible for the Fortune Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records to the check copies dated December 28, 2008 and July 27, 2009 noting no differences.

2. Reviewed the completed form SIPC-7T - Determination of "SIPC Net Operating Revenues" and General Assessment form as follows:
    a. Compared Item No. 2a Total Revenue for the period April 1, 2009 to December 31, 2009 to the Focus Report line 12/Part IIA line 9, Code 4030 for the three quarters June 30, 2009, September 30, 2009 and December 31, 2009 noting the amount was overstated by $139,972.
    b. Compared Item No. 2c Deductions to the transaction reports (general ledger activity) for the three quarters ending December 31, 2009 as per 2a above noting no differences.
    c. Reviewed computation of Item No. 2d SIPC Net Operating Revenues and Item No. 2e General Assessment noting the amount was overstated by $64,081.

Board of Directors
Fortune Securities, Inc
Alhambra, California

d. Agreed line 2A General Assessment noting the amount was overstated by $160.
e. Reviewed Item 2B payment made with SIPC 6 filed and SIPC 4 by reviewing cancelled checks noting no differences.

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers as noted in section 2 above noting no differences other than mentioned above.

4. Compared the amount due to subsequent payment as reported in the check register noting the overpayment of $160.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 24, 2010